SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome

Shinjuku-ku, Tokyo 150-8510, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

March 27, 2020	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

March 26, 2020

Press Release

Company Name: LINE Corporation Representative: Takeshi Idezawa, President and Representative Director
Code Number: 3938, First Section, Tokyo Stock Exchange
Inquiries: Corporate Development / Investor Relations
TEL: 03-4316-2050

Announcement Regarding Additional Acquisition of Shares of, and Execution of Capital Alliance and Partnership Agreement with, Demae-can Co., Ltd.

LINE Corporation (“LINE”) resolved at its board of directors meeting held on March 26, 2020 to i) collaborate with Mirai Fund LLP (“Mirai Fund”) and take on new shares (“New Shares”) which LINE’s equity method affiliate Demae-can Co., Ltd. (“Demae-can”) will issue to increase capital by way of third-party allotment (“Third-party Allotment of Shares”), and ii) enter into a capital alliance and partnership agreement (“Capital Alliance and Partnership Agreement”; basis of “Capital Alliance and Partnership”) with Demae-can.

Subscription of New Shares (“Equity Subscription”) by LINE and Mirai Fund is subject to the clearance and acquisition of permits required by competition laws, foreign exchange laws, and other applicable laws and regulations.

1. Purpose of Capital Alliance and Partnership

On May 23, 2016, LINE executed a partnership agreement with Demae-can as well as a separate agreement to reinforce their partnership as prescribed in “Notice Regarding Acquisition of Shares in Yume no Machi Souzou Iinkai Co., Ltd. (Stock Code: 2484)” published on October 13, 2016 (*1), and purchased 2,220,000 common shares from Demae-can’s shareholders the same month to take on Demae-can as an equity method affiliate (*2). Since then, LINE and Demae-can have brought together their respective strengths – the LINE app’s massive user base and Demae-can’s affiliate network and know-how of operating a food delivery web portal – to increase their food delivery market share in Japan by carrying out various initiatives. Among them, LINE and Demae-can jointly launched a new service called LINE Delima in July 2017 that lets people easily search for and order food delivery using LINE.

(Note 1) Demae-can changed its trade name from “Yume no Machi Souzou Iinkai Co., Ltd.” on November 28, 2019.

(Note 2) Demae-can implemented a stock split of four shares for each common share on March 1, 2017. Therefore, LINE currently owns 8,880,000 shares of Demae-can’s stock.

Food delivery is booming in Asia as much as it is in Europe and the Americas. While the market is likely to continue growing as online food delivery becomes increasingly popular and convenient, competition is also expected to heat up more than ever as more and more domestic and foreign food delivery service providers get a slice of this pie. In recent years, LINE’s competitors have been focusing on delivering food for eateries that do not deliver on their own (approximately 600,000 establishments are outsourcing food delivery), and business growth has been skyrocketing in this sector, so much that there are rising concerns that LINE’s competitors will soon dominate the food delivery market as food delivery outsourcees.

Against this backdrop, LINE has determined that, in order to secure and expand their domestic food delivery market share through the food delivery platform it jointly operates with Demae-can, it must secure funds to make a bold business investment in Demae-can, and the parties must reinforce their partnership from every aspect including technology, data, marketing, sales, and personnel.

For this reason, LINE has decided to invest in Demae-can with Mirai Fund to secure enough investment funds to counteract competitors, and enter into a new capital alliance and partnership agreement with Demae-can to strengthen their relationship and increase their respective mid to long-term corporate values.

2. Capital Alliance and Partnership overview

(1) Capital alliance

Demae-can will issue 41,096,000 common shares of which LINE will take on 20,548,000 shares and Mirai Fund will take on 20,548,000 shares by way of third-party allotment. LINE’s Equity Subscription will be as described below.

① Ownership of shares before transfer	8,880,000 shares (voting rights: 88,800)

② Shares to be acquired	20,548,000 shares

③ Acquisition cost	JPY 15,000,040,000 (JPY 730 per share)

④ Ownership of shares after transfer	29,428,000 shares (voting rights: 294,280)

Note: The Equity Subscription will not change Demae-can’s status as LINE’s equity method affiliate.

Details of Mirai Fund’s Equity Subscription:

① Company name	Mirai Fund Limited Liability Partnership

② Address	4-1-6, Shinjuku, Shinjuku-ku, Tokyo

③ Legal grounds, etc.	Laws related to limited liability partnership agreement

④ Purpose of establishment	Execution of strategic investments in business and services that generate business synergies with LINE Group

⑤ Founded	July 30, 2018

⑥ Total contribution	JPY 2.3 billion (as of March 26, 2020)

⑦ Capital investors and contribution ratio (as of March 26, 2020)	NAVER J. Hub Corporation 2-10-44 Kamiosaki, Shinagawa-ku, Tokyo Sangjin Park, President and Representative Director	90.00%

	LINE Corporation 4-1-6 Shinjuku, Shinjuku-ku, Tokyo Takeshi Idezawa, President and Representative Director	10.00%

⑧ Overview of managing partner	Not applicable.

⑨ Relationships of the parties

Capital	As of March 26, 2020, LINE contributes 10.00% of the total investment while
NAVER J. Hub Corporation (wholly-owned subsidiary of NAVER Corporation which is also LINE’s parent company) contributes 90.00%.

Personal	As of March 26, 2020, three executive members of LINE are concurrent members of the Mirai Fund’s Investment Committee.

Commercial	Not applicable.

Whether considered a related party	NAVER Corporation, the wholly-owning parent company of NAVER J. Hub
Corporation that is contributing 90.00% of Mirai Fund’s total investment amount, owns approximately 72.57% of LINE’s shares (as of December 31, 2019).

(2) Partnership

Because the Capital Alliance and Partnership will bring about many positive changes including consolidation and greater mutual use of LINE and Demae-can’s management resources and reinforcement of Demae-can’s organizational structure with LINE personnel, business growth is expected to accelerate.

Furthermore, LINE and Demae-can will take advantage of the Capital Alliance and Partnership as an opportunity to deepen their collaborative relationship to achieve the following goals.

①	Dominate Japan’s food delivery market, and expand business to become number one in Asia.

②	(mid to long-term goal) Build a holistic marketing platform for eateries for a wide range of clients and purposes including food delivery, cloud kitchens, take-out, dining in, and self-ordering.

3. LINE’s Partner in Capital Alliance and Partnership

① Company name	Demae-can Co., Ltd. (JASDAQ: 2484)

② Address	(Osaka HQ) Midosuji Daiwa Building 8F, 3-6-8 Kyutaromachi, Chuo-ku, Osaka (Tokyo HQ) Marunouchi Trust Tower North 11F, 1-8-1 Marunouchi, Chiyoda-ku, Tokyo

③ Title and name of representative	Rie Nakamura, President and CEO

④ Lines of business	Operation of comprehensive food delivery web portal “Demae-can”

⑤ Capital	JPY 1,113,382,000

⑥ Founded	September 9, 1999

4. Schedule

Execution of Capital Alliance and Partnership Agreement	March 26, 2020

Payment for New Shares	Between April 17, 2020 and May 15, 2020

Special general meeting of Demae-can’s shareholders to select directors (target)	June 2020

Note) Payment in relation to Third-party Allotment of Shares has been given a date range because on the date of execution of the Capital Alliance and Partnership Agreement, the parties will not yet know the date by which they can submit a prior notification and other documents required by the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade and the Foreign Exchange and Foreign Trade Act to end the waiting period.

5. Future Outlook

While the Capital Alliance and Partnership will have limited impact on LINE’s consolidated earnings for the fiscal year ending December 2020, it will contribute to a mid to long term performance increase for LINE’s businesses in Japan.